SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: June 7, 2016

Press Release

Eltek's Controlling Shareholder, Yitzhak Nissan, increases his holdings in the Company to 56.6%

PETACH-TIKVA, Israel, June 7, 2016 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, announced today that on June 2, 2016, Mr. Yitzhak Nissan, the Company's Chairman of the Board, CEO and controlling shareholder, acquired on the market 620,142 ordinary shares of the Company, at a price of $0.94 per share, or $582,933 in total. Following this acquisition, Mr. Nissan beneficially owns 56.6% of the Company's share capital (increased from 50.5%).

Mr. Yitzhak Nissan stated: "This reflects my long–term commitment to Eltek's growth and future success."

About Eltek

Eltek is a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, Production and Marketing Center is located in Israel. Eltek operates also through its subsidiaries, Eltek USA (100%) in North America and Kubatronik (79%) in Europe and by agents and distributors in Europe, India, South Africa and South America.

For additional information, visit Eltek's web site at www.nisteceltek.com.

Investor Contact:
Meirav Bauer
KM Investor relations
Tel: +972- 3-5167620
meiravb@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023